 Filed by HCM II Acquisition Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Terrestrial Energy Inc.

Commission File No.: 001-42252

Terrestrial Energy and Ameresco Announce Collaboration to develop IMSR Plant Projects for Customized Energy Supply

Globe Newswire

June 24, 2025

(Globe Newswire) -- Terrestrial Energy’s Integral Molten Salt Reactor (IMSR) plant delivers uniquely adaptable output, enabling the customization and hybridization of its clean energy supply systems to meet specific customer requirements, including data centers and industrial heat applications

Collaboration with Ameresco to significantly advance Terrestrial Energy’s commercial momentum through enhanced project development capabilities and access to key customer groups

CHARLOTTE, N.C.– June 24, 2025 – Terrestrial Energy Inc., a developer of small modular nuclear plants using advanced reactor technology, today announced a collaboration with Ameresco, Inc., (NYSE: AMRC), a leading energy solutions provider, to advance the commercial deployment of Terrestrial Energy’s IMSR plant. The collaboration covers site identification and IMSR plant project development, design, licensing, construction, operation across the United States.

 The collaboration is strategically focused on delivering customized, scalable, reliable, clean, and cost-competitive energy for data center and industrial applications, combining the competitive capabilities of Terrestrial Energy’s innovative IMSR nuclear plant with Ameresco’s expertise in energy systems’ design, hybridization, integration and operation. Integration of energy systems is expected to include the use of a natural gas-fired energy bridge in IMSR plant operation to enable early electricity delivery well in advance of IMSR nuclear systems being completed and brought to commercial operation.

The design of Terrestrial Energy’s IMSR plant is uniquely suited for such applications due to the IMSR plant’s thermal, steam and electric supply systems being remote and isolated from the plant’s regulated nuclear systems, unlike conventional nuclear plants that use Light Water Reactor technology. As a result, these remote and isolated systems can be customized and hybridized with other energy systems, such as natural gas, to meet site-specific and application-specific needs, delivering tailored, customer-focused and cost-competitive solutions with valuable commercial implications.

“Site- and use-specific customization of IMSR plant output and its hybridization with other systems including natural gas are essential to capture today’s market for near located supply of reliable clean nuclear energy. Our IMSR plant excels in its capacity to be adapted and customized to market needs in a grid congested world,” said Simon Irish, CEO of Terrestrial Energy. “Ameresco’s proven track record in energy system integration creates a powerful platform to develop IMSR plant projects that meet the emerging requirements of rapidly growing demand for reliable, carbon-free energy across multiple industrial sectors.”

“Our collaboration with Terrestrial Energy reflects our commitment to expanding the capabilities of our clean energy portfolio,” said Nicole Bulgarino, President of Federal Solutions and Utility Infrastructure at Ameresco. “By exploring hybrid energy systems that leverage the IMSR plant’s heat and power output, we’re enhancing our ability to deliver reliable, cost-effective, and sustainable solutions tailored to the evolving needs of data centers and industrial customers.”

Terrestrial Energy is developing IMSR plant projects across multiple sites in the U.S. In addition to its adaptability, these projects leverage the plant’s small and modular siting capabilities, and the plant’s capacity to supply zero-carbon, high-temperature thermal energy for high-efficiency, low-cost electric power generation, and direct industrial process heat use. Furthermore, as the company pursues fleet deployment, its supply chain strategy leverages existing nuclear industry supply capabilities, which includes its use of nuclear fuel at standard enrichment and avoids the use of HALEU fuel.

Today’s announcement builds on recent commercial momentum, including Terrestrial Energy’s selection by Texas A&M University to site a commercial IMSR plant at its RELLIS campus. The company’s market leadership is further demonstrated by its completion of Canada’s CNSC Vendor Design Review - the first Generation IV reactor design to achieve this milestone.

About Terrestrial Energy

Terrestrial Energy is a developer of Generation IV nuclear plants that use its proprietary Integral Molten Salt Reactor (IMSR). The IMSR captures the full transformative operating benefits of molten salt reactor technology in a plant design that represents true innovation in cost reduction, versatility and functionality of nuclear energy supply. IMSR plants are designed to be small and modular for distributed supply of zero-carbon, reliable, dispatchable, low-cost, high-temperature industrial heat and electricity, and for a dual-use energy role relevant to many industrial applications, such as chemical synthesis and data center operation. In so doing, they extend the application of nuclear energy far beyond electric power markets. Their deployment will support the rapid global decarbonization of the primary energy system across a broad spectrum and increase its sustainability. Terrestrial Energy uses an innovative plant design together with proven and demonstrated molten salt reactor technology and standard nuclear fuel for a nuclear plant with a unique set of operating characteristics and compelling commercial potential. Terrestrial Energy is engaged with regulators, suppliers and industrial partners to build, license and commission the first IMSR plants in the early 2030s.

On March 26, 2025, Terrestrial Energy and HCM II Acquisition Corp. (Nasdaq: HOND) announced that they have entered into a definitive Business Combination Agreement for a business combination (the “Business Combination”) that would result in the combined Company (Terrestrial Energy) to be listed on the Nasdaq Stock Market under the ticker symbol “IMSR”.

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Important Information for HCM II Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the business combination, HCM II and Terrestrial Energy will file with the SEC registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary prospectus of HCM II relating to the offer of securities to be issued in connection with the business combination, and a preliminary proxy statement of HCM II to be distributed to holders of HCM II’s capital shares in connection with HCM II’s solicitation of proxies for vote by HCM II’s shareholders with respect to the Business Combination and other matters described in the Registration Statement HCM II and Terrestrial Energy also plan to file other documents with the SEC regarding the business combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of HCM II and Terrestrial Energy. INVESTORS OF HCM II AND TERRESTRIAL ENERGY ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about HCM II and Terrestrial Energy once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by HCM II may be obtained free of charge from HCM II’s website at https://hcmacquisition.com/ or by written request to HCM II at 100 First Stamford Place, Suite 330 Stamford, CT 06902.

Participants in the Solicitation

HCM II and Company, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of HCM II is set forth in HCM II’s filings with the SEC. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders in connection with the potential transaction and a description of their direct and indirect interests will be set forth in the Registration Statement (and will be included in the proxy statement/prospectus) and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward Looking Statements

The statements contained in this press release that are not purely historical are forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this press release are based on our current expectations and beliefs concerning future developments and their potential effects on HCM II and the Company. There can be no assurance that future developments affecting HCM II and the Company will be those that we have anticipated. These forward-looking statements speak only as of the date this press release is actually delivered and involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one more or these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against HCM II, the Company, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of HCM II or the SEC’s declaration of the effectiveness of the Registration Statement (which will including the proxy statement/prospectus contained therein) to be filed by HCM II and the Company or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability of HCM II to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination, including the reorganization described in the business combination agreement; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the amount of redemption requests made by HCM II shareholders and (12) other risk factors described herein as well as the risk factors and uncertainties described in that certain prospectus of HCM II dated August 15, 2024 and the HCM II’s other filings with the SEC, as well as any further risks and uncertainties to be contained in the proxy statement/prospectus filed after the date hereof. In addition, there may be additional risks that neither HCM II or Company presently know, or that HCM II or Company currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made.

None of HCM II, the Company, any placement agent nor any of their respective affiliates, officers, employees or agents, makes any representation or warranty, either express or implied, in relation to the fairness, reasonableness, adequacy, accuracy, completeness or reliability of the information, statements or opinions, whichever their source, contained in this press release or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information. HCM II, the Company and their respective affiliates, officers, employees and agents further expressly disclaim any and all liability relating to or resulting from the use of this press release and any errors therein or omissions therefrom. Further, the information contained herein is preliminary, is provided for discussion purposes only, is only a summary of key information, is not complete and is subject to change without notice.

In addition, the information contained in this press release is provided as of the date hereof and may change, and neither HCM II nor the Company undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, inaccuracies, future events or otherwise, except as may be required under applicable securities laws.

Terrestrial Energy Investor Center:

https://www.terrestrialenergy.com/investors

Terrestrial Energy Media & Investor Contact:

TerrestrialEnergy@icrinc.com

About Ameresco

Founded in 2000, Ameresco, Inc. (NYSE: AMRC) is a leading energy solutions provider dedicated to helping customers reduce costs, enhance resilience, and decarbonize to net zero in the global energy transition. Our comprehensive portfolio includes implementing smart energy efficiency solutions, upgrading aging infrastructure, and developing, constructing, and operating distributed energy resources. As a trusted full-service partner, Ameresco shows the way by reducing energy use and delivering diversified generation solutions to Federal, state and local governments, utilities, educational and healthcare institutions, housing authorities, and commercial and industrial customers. Headquartered in Framingham, MA, Ameresco has more than 1,500 employees providing local expertise in North America and Europe. For more information, visit www.ameresco.com.

Ameresco Media Contact:

news@ameresco.com

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